SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360





08001671

March 28, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549



Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Senior Manager Myung-Kun Kim of IR Team at Samsung Electronics Co., Ltd. at (82) 2-727-7408.

Thank you.



Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

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SAMSUNG
ELECTRONICS

# 39th AGM Result

**The 39th annual general meeting of shareholders was held on March 28, 2008. All the agendas of AGM were approved as submitted in their original forms.**

**Details**

**1. Agenda Item No.1**

- Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings (Draft) for the 39th Fiscal Year (from January 1, 2007 to December 31, 2007)

  - Total assets: KRW 65,225,252 million
  - Total liabilities: KRW 13,664,628 million
  - Capital stock: KRW 897,514 million
  - Total shareholders' equity: KRW 51,560,624 million
  - Sales: KRW 63,175,968 million
  - Operating profit: KRW 5,942,855 million
  - Net income: KRW 7,425,016 million
  - Earnings per share: KRW 49,532

- Dividends:
  - Year-end dividend: KRW 7,500 (common), KRW 7,550 (preferred)
  - Interim dividend: KRW 500 (common), KRW 500 (preferred)
  - Total payout: KRW 1,171,134,433,700
  - Dividend yield (interim + year end): 1.41% (common), 1.89% (preferred)

**2. Agenda Item No. 2**

- Approval of the Remuneration Ceiling for the Directors

END